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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                               Tridex Corporation
            --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    895906105
          ------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]  Rule 13d-1(b)
            [X]  Rule 13d-1(c)
            [ ]  Rule 13d-1(d)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 6 Pages

--------------------------------------------------------------------------------
CUSIP NO. 895906105
--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                   Jack Silver
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States citizen
--------------------------------------------------------------------------------
                        5.         SOLE VOTING POWER
      NUMBER OF                             400,150
       SHARES           --------------------------------------------------------
    BENEFICIALLY        6.         SHARED VOTING POWER
      OWNED BY                              383,000
        EACH            --------------------------------------------------------
      REPORTING         7.         SOLE DISPOSITIVE POWER
       PERSON                               400,150
        WITH            --------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            383,000
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   783,150
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   13.9%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   IN
--------------------------------------------------------------------------------

                                                               Page 3 of 6 Pages



--------------------------------------------------------------------------------
CUSIP NO. 895906105
--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                   Sherleigh Associates Profit Sharing Plan 59-2526122
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York
--------------------------------------------------------------------------------
                        5.         SOLE VOTING POWER
      NUMBER OF                             316,550
       SHARES           --------------------------------------------------------
    BENEFICIALLY        6.         SHARED VOTING POWER
      OWNED BY                              0
        EACH            --------------------------------------------------------
      REPORTING         7.         SOLE DISPOSITIVE POWER
       PERSON                               316,550
        WITH            --------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   316,550
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   5.6%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   OO
--------------------------------------------------------------------------------

                                                               Page 4 of 6 Pages

                                  SCHEDULE 13G

Item 1(a)    Name of Issuer:

       This statement on Schedule 13G relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in Tridex Corporation, a Connecticut corporation (the "Corporation").

       1(b)  Address of Issuer's Principal Executive Offices:

       6836 Morrisson Blvd
       Charlotte, NC 28211

Items 2(a)   Names of Persons Filing:

        This statement is being filed jointly by (i) Jack Silver; and (ii) the Shereleigh Associates Profit Sharing Plan (the "Profit Sharing Plan" and collectively with Jack Silver, the "Reporting Persons").

        2(b) and 2(c)   Address of Principal Business Office or, if none,
                        Residence and Citizenship:

        Jack Silver is the principal investor and manager of Sherleigh Associates LLC (d/b/a SIAR Capital), an independent investment fund. Mr. Silver's business address is 660 Madison Avenue, New York, New York 10021. Mr. Silver is a United States citizen.

        The Profit Sharing Plan is a trust formed under the laws of the State of New York. The address of the Profit Sharing Pan is: c/o Mr. Jack Silver, 660 Madison Avenue, New York, New York 10021.

       2(d)   Title of Class of Securities:

              Common Stock

       2(e)   CUSIP Number:

              895906105

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B)
          OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined n section 3(a)(19) of the Act (15 U.S.C. 78c).

                                                               Page 5 of 6 Pages


     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ] An investment advisor in accordance withss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with s 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership

        As of the date hereof, Jack Silver beneficially owns 783,150 shares of common stock of the Company (the "Common Stock"), representing approximately 13.9% of the outstanding shares of the Common Stock. Such shares include: (i) 75,200 shares of Common Stock held by the Sherleigh Associates Defined Benefit Pension Plan, a trust of which Mr. Silver is the trustee; (ii) 125,000 shares of Common Stock held by the Jack and Shirley Silver Foundation (the "Foundation"), a trust of which Mr. Silver is the co-trustee; (iii) 8,400 shares of Common Stock held by Sherleigh Associates LLC, a New York limited liability company of which Mr. Silver is the President; (iv) 316,500 shares of Common Stock held by the Profit Sharing Plan, a trust of which Mr. Silver is the trustee; (v) 129,000 shares of Common Stock held by Mr. Silver's daughter, Leigh N. Silver ("Leigh"); and (vi) 129,000 shares of Common Stock held by Mr. Silver's daughter, Romy J. Silver ("Romy").

        Jack Silver has the sole voting and dispositive power with respect to 400,150 shares of the 783,150 shares of Common Stock beneficially owned by him. Mr. Silver shares the power to vote and dispose of all of Leigh's shares of Common Stock with Leigh and all of Romy's shares of Common Stock with Romy. Mr. Silver, as co-trustee of the Foundation, also shares the power to vote and dispose of all of the Foundation's shares of Common Stock with his wife, Shirley Silver (who also is co-trustee of the Foundation).

         As of the date hereof, the Profit Sharing Plan beneficially owns 316,500 shares of Common Stock, representing approximately 5.6% of the outstanding Common Stock.

Item 5.      Ownership of Five Percent or Less of a Class:

             Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

                                                               Page 6 of 6 Pages



             Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable.

ITEM 10.     CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   JACK SILVER

Dated: February 14, 2002           /s/  Jack Silver
                                   ----------------
                                   Jack Silver

                                   SHERLEIGH ASSOCIATES PROFIT SHARING PLAN

Dated: February 14, 2002           By: /s/  Jack Silver
                                       -----------------
                                            Jack Silver